                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                             Commission File Number  000-22765
                                                                   ------------
                           NOTIFICATION OF LATE FILING


(Check One):   [ ] Form 10-K and Form 10-KSB    [ ] Form 11-K
               [ ] Form 20-F    [X] Form 10-Q and Form 10-QSB    [ ] Form N-SAR


For Period Ended:     October 2, 1999
                  --------------------------------------------------------------

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For Transition Period Ended:
                            ----------------------------------------------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I. REGISTRANT INFORMATION

Full name of registrant   Excelsior-Henderson Motorcycle Manufacturing Company
                          -----------------------------------------------------
Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

   805 Hanlon Drive
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City, State and Zip Code   Belle Plaine, Minnesota  56011
                           ----------------------------------------------------

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                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is negotiating the terms of an equity financing transaction. Until the negotiations are completed, the Company can not give a reasonably accurate view of its current or future liquidity situation or capital resources.


                                       2

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                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

    Terrance L. Adams                            (612)           873-7000
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         (Name)                               (Area Code)   (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes     [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Not applicable. Please see attached Statements of Operations. PLEASE
NOTE: The attached Statements of Operations will be accompanied by certain footnotes that will be provided in the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended October 2, 1999 to be filed on or before November 22, 1999. Such Statements of Operations must be read in conjunction with such footnotes.


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              Excelsior-Henderson Motorcycle Manufacturing Company
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   November 16, 1999     By
     ---------------------      -----------------------------------------------
                                Terrance L. Adams, Chief Financial Officer


                  INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


                                       4

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              EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY

                            Statements of Operations

                                   (Unaudited)


                                                                    Three Months Ended
                                                              -------------------------------
                                                                October 2,         October 3,
                                                                   1999               1998
                                                               -------------      -----------
NET SALES                                                      $ 9,001,571        $         -

COST OF SALES                                                   10,089,492                  -
                                                               -------------      -----------
               Gross margin                                     (1,087,921)                 -
                                                               -------------      -----------
DEPARTMENTAL EXPENSES:
   Research and development                                        876,227          4,303,645
   Sales and marketing                                             920,641          1,697,788
   General and administrative                                    1,351,390          1,249,357
                                                               -------------      -----------
               Total departmental expenses                       3,148,258          7,250,790
                                                               -------------      -----------
   Operating loss                                               (4,236,179)        (7,250,790)

INTEREST INCOME                                                     76,544            240,197

INTEREST EXPENSE AND OTHER                                        (933,236)          (470,197)
                                                               -------------      -----------
NET LOSS BEFORE PREFERRED STOCK DIVIDENDS                       (5,092,871)        (7,481,261)

LESS- Preferred stock dividends                                   (151,233)                 -
                                                               -------------      -----------
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS                     $(5,244,104)       $(7,481,261)
                                                               -------------      -----------
                                                               -------------      -----------
NET LOSS PER COMMON SHARE:
   Basic and diluted                                           $     (0.38)       $     (0.57)
                                                               -------------      -----------
                                                               -------------      -----------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
   Basic and diluted                                            13,742,319         13,082,586
                                                               -------------      -----------
                                                               -------------      -----------

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              EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY

                            Statements of Operations

                                   (Unaudited)

                                                                     Nine Months Ended
                                                             --------------------------------
                                                              October 2,           October 3,
                                                                 1999                 1998
                                                             -------------        -----------
NET SALES                                                    $ 22,218,445        $          -

COST OF SALES                                                  27,566,859                   -
                                                             -------------        -----------
               Gross margin                                    (5,348,214)                  -
                                                             -------------        -----------
DEPARTMENTAL EXPENSES:
   Research and development                                     3,389,045           8,466,250
   Sales and marketing                                          3,683,508           3,288,564
   General and administrative                                   4,265,485           3,732,824
                                                             -------------        -----------
               Total departmental expenses                     11,338,038          15,485,638
                                                             -------------        -----------
   Operating loss                                             (16,686,252)        (15,485,638)

INTEREST INCOME                                                   369,202             908,261

INTEREST EXPENSE AND OTHER                                     (2,468,238)         (1,198,741)
                                                             -------------        -----------
NET LOSS BEFORE PREFERRED STOCK DIVIDENDS                     (18,785,288)        (15,776,118)

LESS-Preferred stock dividends                                   (302,466)                  -
                                                             -------------        -----------
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS                   $(19,087,754)       $(15,776,118)
                                                             -------------        -----------
                                                             -------------        -----------
NET LOSS PER COMMON SHARE:
   Basic and diluted                                         $      (1.41)       $      (1.21)
                                                             -------------        -----------
                                                             -------------        -----------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
      Basic and diluted                                        13,552,314          13,041,653
                                                             -------------        -----------
                                                             -------------        -----------